UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
AMENDMENT NO. 1
GREENHUNTER ENERGY, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
39530A 10 4
(CUSIP Number)
Robert J. Zahradnik
Southern Ute Indian Tribe
14933 Highway 172
Ignacio, Colorado 81137
with a copy to:
Reid A. Godbolt
Jones & Keller, P.C.
1625 Broadway, Sixteenth Floor
Denver, Colorado 80202
(970) 563-5003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	39530A 10 4

1	NAMES OF REPORTING PERSONS: Southern Ute Indian Tribe I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Federally recognized Indian Tribe organized under the Indian Reorganization Act of 1934.

	7	SOLE VOTING POWER:

NUMBER OF		1,875,000 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,875,000 (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,875,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.4%(1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00 (3)
(1)	Includes 1,250,000 shares of common stock owned by the Reporting Person and 625,000 shares of common stock issuable upon exercise of a Warrant dated December 10, 2007, which Warrant is exercisable in full as of the date hereof through and including December 10, 2010.
(2)	Using the number in Item 11 divided by the number of outstanding shares of common stock as of a recent date (29,194,283).
(3)	The Reporting Person is a Federally recognized Indian Tribe organized under the Indian Reorganization Act of 1934.

          This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed to disclose that the Southern Ute Indian Tribe transferred its record ownership in the Issuer, and a warrant to purchase common stock of the Issuer, to a recently formed Colorado limited liability company that is 100% owned by the Tribe.
          This Schedule 13D is hereby amended and rested in its entirety to reflect the foregoing transaction as further set forth below.
Item 1. Security and Issuer
This Statement relates to the common stock, par value $0.001 per share (“Common Stock”), of GreenHunter Energy, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1048 Texan Trail, Grapevine, Texas 76051.
Item 2. Identity and Background
(a) — (c), (f)
This Statement is filed on behalf of the Southern Ute Indian Tribe (the “Tribe”). The Tribe holds the Common Stock in the name of its 100% owned subsidiary, Southern Ute Alternative Energy, LLC, a Colorado limited liability company (“SUAE”). The sole manager of SUAE is GFMC, LLC, a Colorado limited liability company wholly owned by the Tribe.
The Tribe is a Federally recognized Indian Tribe organized under the Indian Reorganization Act of 1934. From time to time the Tribe engages in various investment activities through SUAE. The address of the principal business and principal office of the Tribe is 14933 Highway 172, Ignacio, Colorado 81137. The address of the principal business and principal office of SUAE is 14933 Highway 172, Ignacio, Colorado 81137. The address of the principal business and principal office of GFMC, LLC is 14933 Highway 172, Ignacio, Colorado 81137.
The Tribe is governed by a Tribal Council consisting of seven members. The members of the Tribal Council, its other executive officers and the managers of GFMC, LLC are listed below. The positions held and duties performed by each person listed below represent such person’s principal occupation and employment. The principal business address for each Tribal Council member and each Manager of GFMC, LLC is 14933 Highway 172, Ignacio, Colorado 81137. Each person is a citizen of the United States of America.
Tribal Council Members, Executive Officers of the Tribe and Managers of GFMC, LLC

Clement Frost	Chairman
Matthew Box	Council Member
Michelle Olguin	Vice Chairperson and Council Member
Jim Newton	Council Member
Steven R. Herrera	Council Member and Manager of GFMC, LLC
John Washington	Council Member
Ramona Eagle	Council Member, Treasurer and Manager of GFMC, LLC
Brian Zink	Chief Financial Officer
Byron Red	Executive Officer
Robert J. Zahradnik	Manager of GFMC, LLC
Bruce Valdez	Manager of GFMC, LLC
Thomas C. Arland	Manager of GFMC, LLC
(d) — (e)

During the last five years, neither the Tribe, SUAE nor, to the best of the Tribe’s knowledge, any of its respective Tribal Council members, its executive officers or the managers of GFMC, LLC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
As of the close of business on August 4, 2008, the Tribe owned beneficially in the aggregate 1,250,000 shares of Common Stock (the “Shares”) and a warrant to purchase an additional 625,000 shares of Common Stock at $18.00 per share (the “Warrant”), exercisable in full on the date of issuance and which expires on December 10, 2010. The Shares and the Warrant were purchased for an aggregate total consideration of $15,000,000, which was obtained from funds reserved for investments on behalf of the Tribe. Also, as of such date, the Tribe beneficially owned an option (the “Option”) to purchase 100,000 shares of Common Stock exercisable as follows: 33,334 shares vest on December 13, 2008; 33,333 shares vest on December 13, 2009; and 33,333 shares vest on December 13, 2010, in each case so long as Robert J. Zahradnik has continuously served as a director of the Issuer from December 10, 2007. The economic benefit to the Option was transferred to the Tribe from Mr. Zahradnik effective March 24, 2008 for no consideration.
Item 4. Purpose of Transaction
The Shares, the Warrant and the economic benefit to the Option were acquired for investment purposes. Based on continuing evaluation of the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant, additional shares of Common Stock or other securities of the Issuer may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer’s Common Stock or other securities may be sold by the Tribe. Except as set forth elsewhere in this Statement, the Tribe has made no proposals and has entered into no agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, the Tribe may consider further investment opportunities with the Issuer, its management or its Board of Directors or other stockholders of the Issuer. There can be no assurance that any proposal of the type described above will be made, or if made, that a transaction will be consummated. The Tribe may from time to time review or reconsider its position with respect to any of the foregoing matters and reserves the right to change its plans and intentions.
Item 5. Interest in Securities of the Issuer
     (a) As of the date of this Statement, the Tribe beneficially owns 1,875,000 shares of Common Stock (approximately 6.4% of the Common Stock), 1,250,000 of which are issued and outstanding and an additional 625,000 of which the Tribe has the right to acquire upon exercise of the Warrant.

     (b) The Tribe has the sole power to vote and dispute 1,250,000 shares of Common Stock and upon the exercise of the Warrant 625,000 shares of Common Stock.
     (c) Except for the transactions described herein, neither the Tribe nor SUAE and to the best of their knowledge, none of the Tribe’s respective council members or officers or the managers of GFMC, LLC, has effected transactions involving the Common Stock during the last 60 days.
     (d) On December 13, 2007, the Board of Directors of the Issuer granted Robert J. Zahradnik the Option, the economic benefit to which was subsequently transferred by Mr. Zahradnik for no consideration to the Tribe effective March 24, 2008. Robert J. Zahradnik has a contractual right to 2% of the net proceeds, if any, of the Tribe’s interest in the Shares and Warrant in exchange for payment by him of 2% of the Tribe’s acquisition cost of such securities. He has exercised his right to pay the 2% acquisition cost of the Shares of the Tribe reported hereunder. He does not have the power or right to vote or dispose of such securities.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The Tribe and the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) on December 10, 2007. The Subscription Agreement provides that the Tribe may transfer its securities of the Issuer, subject to compliance with the federal and any applicable state securities laws. Additionally, the Subscription Agreement, among other things, provides:
•	that one member of the Board of Directors of the Issuer may be elected by the Tribe so long as the Tribe holds five percent or more of the Issuer’s Common Stock; and

•	that the Tribe has not entered into an agreement whereby brokerage or finder’s fees or commissions are or will be payable by the Issuer to any broker or other person with respect to the acquisition of the Shares.
Pursuant to the Subscription Agreement, Robert J. Zahradnik, Manager of GFMC, LLC, was appointed to the Board of Directors of the Issuer. Subsequently, on December 13, 2007, the Issuer granted Mr. Zahradnik the Option. The economic benefit to the Option was subsequently transferred by Mr. Zahradnik for no consideration to the Tribe effective March 24, 2008. The Option vests as follows: 33,334 shares of Common Stock vest on December 13, 2008; 33,333 shares of Common Stock vest on December 13, 2009; and 33,333 shares of Common Stock vest on December 13, 2010, in each case so long as Mr. Zahradnik has continuously served as a director of the Issuer since December 10, 2007.
In conjunction with the Subscription Agreement, the Issuer and the Tribe entered into a Warrant to Purchase Common Stock, dated December 10, 2007 (the “Warrant Agreement”). The Warrant Agreement provides that the Tribe may purchase up to 625,000 shares of Common Stock at an exercise price of $18.00 per share, subject to adjustment as provided in the Warrant Agreement, and which was exercisable in full the date of issuance through and including December 10, 2010. Additionally, the Warrant Agreement, among other things, provides:
•	the Warrant Agreement may be sold, transferred or assigned, subject to compliance with the federal and any applicable state securities laws; and

•	the Issuer may require the holder of the Warrant to exercise the Warrant if two years have elapsed since the issuance of the Warrant Agreement and the 10-day average price per share of the Common Stock, as quoted by the market, is greater than or equal to $24.00, subject to adjustment for splits and recapitalization.
The Warrant is held in the name of SUAE.
Robert J. Zahradnik has a contractual right to 2% of the net proceeds, if any, of the Tribe’s interest in the Shares and Warrant in exchange for payment by him of 2% of the Tribe’s acquisition cost of such securities. As of the date of this Amended Schedule 13D he had exercised his right to pay the 2% acquisition cost of the Shares of the Tribe reported hereunder. He does not have the power or right to vote or dispose of such securities.
Item 7. Material to be Filed as Exhibits
Filed herewith are the following:

Exhibit No.	Description of Exhibit

A.	Form of Subscription Agreement by and between GreenHunter Energy, Inc. and the Southern Ute Indian Tribe, dated December 10, 2007.(1)

B.	Form of Warrant to Purchase Common Stock by and between GreenHunter Energy, Inc. and the Southern Ute Indian Tribe, dated December 10, 2007.(1)

C.	Associate Stock Option Agreement by and between GreenHunter Energy, Inc. and Robert J. Zahradnik, dated December 13, 2007.(1)

(1)	Filed on or about March 27, 2008 with the original filing of this Schedule 13D.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2008

Southern Ute Indian Tribe

/s/ Robert J. Zahradnik By: Robert J. Zahradnik
Title: Manager, GFMC, LLC

EXHIBIT INDEX

Exhibit No.

A.	Form of Subscription Agreement by and between GreenHunter Energy, Inc. and the Southern Ute Indian Tribe, dated December 10, 2007.(1)

B.	Form of Warrant to Purchase Common Stock by and between GreenHunter Energy, Inc. and the Southern Ute Indian Tribe, dated December 10, 2007.(1)

C.	Associate Stock Option Agreement by and between GreenHunter Energy, Inc. and Robert J. Zahradnik, dated December 13, 2007.(1)

(1)	Filed on or about March 27, 2008 with the original filing of this Schedule 13D.